Exhibit 3.55
CERTIFICATE OF FORMATION
OF
NOVELIS ACQUISITIONS LLC
     1. The name of the limited liability company is Novelis Acquisitions LLC.
     2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the city of Wilmington, county of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
     3. This Certificate of Formation shall be effective upon filing with the Delaware Secretary of State.
     IN WITNESS WHEREOF, the undersigned organizer has executed this Certificate of Formation on the 29th day of November, 2010.

/s/ Vickie Sims
Vickie Sims
Organizer